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VIENNA

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

Re:  Apollo Investment Corporation (File No. 333-170519)

Dear Mr. O'Connor:

Apollo Investment Corporation (the "Company") has authorized us to make the following responses to the comments received from you and Christina D'Angelo on August 14, 2012 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form N-2 (File No. 333-170519) (the "Registration Statement") as filed with the Securities and Exchange Commission (the "Commission") on August 7, 2012.  All comments are set forth below in bold font and our response follows each respective comment.

1.         Please include publicly filed quarterly results in the Registration Statement.

The Company has updated the Registration Statement to include information from its most recent Form 10-Q filing.

2.         In the section titled "Sales of Common Stock Below Net Asset Value," please delete the sentence, "It should be noted that there would be no limit on the discount to NAV at which shares could be sold."  Please supplementally represent to the Commission that the Company will not engage in any individual equity offering that would effect a discount greater than 25%.

            The Company respectfully disagrees with the Staff's comment and declines to make such a representation. The Company will seek to schedule a call with the Staff to discuss the matter further.

***********************

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call Richard Prins at 212-735-2790.

Sincerely,

/s/ Richard Prins
Richard Prins

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